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                             September 10, 2021

       Raluca Dinu
       Chief Executive Officer
       GigCapital5, Inc.
       1731 Embarcadero Rd., Suite 200
       Palo Alto, CA 94303

                                                        Re: GigCapital5, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed August 23,
2021
                                                            File No. 333-254038

       Dear Mr. Dinu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1/A Filed August 23, 2021

       Note 6. Subsequent Events, page F-14

   1. Please enhance your disclosure to disclose the actual date through which subsequent events have been
evaluated. Please also disclose whether the date through which subsequent events have
been evaluated is the date the financial statements were issued or the date the financial
statements were available to be issued. Refer to ASC 855-10-50-1.
 Raluca Dinu
FirstName LastNameRaluca  Dinu
GigCapital5, Inc.
Comapany 10,
September NameGigCapital5,
               2021        Inc.
September
Page 2    10, 2021 Page 2
FirstName LastName
       You may contact Jeff Gordon at 202-551-3866 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact
Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing